Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

April 19, 2018

Item 3	News Release

A news release was issued through CNW Group on April 19, 2018.

Item 4	Summary of Material Change

The Toronto Stock Exchange (“TSX”) accepted a notice filed by RCI of its intention to commence a normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”).

Under the NCIB, RCI may, during the twelve month period commencing April 24, 2018 and ending April 23, 2019, purchase on the TSX, the New York Stock Exchange and/or alternative trading systems the lesser of 35,824,925 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Glenn Brandt, Senior Vice President, Corporate Development, Investor Relations and Treasury, at (416) 935-3571.

Item 9	Date of Report

April 20, 2018

Schedule “A”

Rogers Communications Inc. Announces TSX Acceptance of Normal Course Issuer Bid

TORONTO, April 19, 2018 – Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to commence a normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”).

The Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

Under the NCIB, Rogers may, during the twelve month period commencing April 24, 2018 and ending April 23, 2019, purchase on the TSX, the New York Stock Exchange and/or alternative trading systems the lesser of 35,824,925 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at April 18, 2018 there were 402,405,483 Class B shares issued and outstanding and the public float consisted of 358,249,255 Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

Any purchases made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and/or alternative trading systems in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition. Rogers will make no purchases under the NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding. Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX and the NYSE pursuant to exemption orders. When such a purchase is made, if and as required, Rogers will issue a press release regarding the details of that purchase. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 215,601 Class B shares. Any purchases made by way of private purchases under an issuer bid exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order(s).

About Rogers:

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Glenn Brandt	Terrie Tweddle

647.281.6894	647.501.8346

gbrandt@rci.rogers.com	terrie.tweddle@rci.rogers.com